UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

New Momentum Corporation
(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

270380108

(CUSIP Number)

Thomas E. Puzzo, Esq.
Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105
Tel: (206) 522-2256

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.: 270380108	Schedule 13D

1	NAMES OF REPORTING PERS ON. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only): Leung Tin Lung David
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 239,813,213
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 239,813,213
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 239,813,213
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

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Item 1. SECURITY AND ISSUER.

This statement relates to shares of the common stock, par value $0.001 per share, of New Momentum Corporation, a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1303, 13/F Technology Plaza, 651 King’s Road, North Point, Hong Kong.

Item 2. IDENTITY AND BACKGROUND.

(a) - (c) This Statement is being filed by Leung Tin Lung David. Mr. Leung may sometimes be referred to herein as the “Reporting Person.” The business address of the Reporting Person 1303, 13/F Technology Plaza, 651 King’s Road, North Point, Hong Kong. Mr. Leung’s is the Chief Executive Office and President of the Issuer.

(d) - (e) During the last five years, Mr. Leung has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any one of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Mr. Leung is a resident of Hong Kong.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On July 6, 2020, the Company entered into a Share Exchange Agreement (the “Share Exchange Agreement”), by and among the Issuer, Nemo Holding Corp., a British Virgin Islands corporation (“Nemo Holding”), and the holders of common shares of Nemo Holding. The holders of the common shares of Nemo Holding consisted of 29 shareholders.

Under the terms and conditions of the Share Exchange Agreement, the Issuer offered, sold and issued 10,000,000 shares of common stock in consideration for all the issued and outstanding shares in Nemo Holding. Leung Tin Lung David, the Issuer’s sole officer and director, is the beneficial holder of 6,000,000 common shares, or 60%, of the issued and outstanding shares of Nemo Holding. The effect of the issuance of the 10,000,000 shares issued under the Share Exchange Agreement represents 10.8% of the issued and outstanding shares of common stock of the Issuer.

Immediately prior to the closing of the transactions under the Share Exchange Agreement, Mr. Leung was the holder of 233,813,213 shares of common stock, or 75.2%, of the issued and outstanding shares of common stock of the Issuer. Giving effect to the closing of the transactions under the Share Exchange Agreement, Mr. Leung acquired 6,000,000 shares of common stock of the Company, by virtue of his 60% beneficial ownership of Nemo Holding. 6,000,000 shares of common stock amounted to approximately of 1.8% of the issued and outstanding shares of common stock on July 6, 2020.

On April 21, 2020, Mr. Leung purchased 208,813,213 shares of common stock from the Issuer’s former sole director, Kin Hon Chu. Such 208,813,213 shares of common stock amounted to approximately of 67.1% of the issued and outstanding shares of common stock on April 21, 2020.

On April 21, 2020, Mr. Leung purchased 25,000,000 shares of common stock from a stockholder of the Issuer. Such 25,000,000 shares of common stock amounted to approximately of 7.7% of the issued and outstanding shares of common stock on April 21, 2020.

Item 4. PURPOSE OF TRANSACTION.

The Reporting Person acquired the shares of shares of common stock of the Issuer, as described in Item 3 herein, for investment purposes.

Depending upon then prevailing market conditions, other investment opportunities available to the Reporting Person, the availability of shares of common stock at prices that would make the purchase of additional shares of common stock desirable and other investment considerations, the Reporting Person may endeavor to increase his position in the Issuer through, among other things, the purchase of shares of common stock on the open market if the Issuer’s common stock is traded in the future, or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable. The Reporting Person reserves the right to dispose of any or all of his respective shares of common stock in the open market, if such market is created in the future, or otherwise, at any time and from time to time and to engage in any hedging or similar transactions.

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The Reporting Person intends to review his respective investment in the Issuer on a continuing basis and may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer, one or more members of the board of directors of the Issuer and/or one or more other representatives of the Issuer concerning the business, operations and future plans of the Issuer.

The Reporting Person does not have any present plan or proposal which would relate to or result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

The Reporting Person may, at any time and from time to time, review or reconsider his respective position and/or change his respective purpose and/or formulate and adopt plans or proposals with respect thereto subject to compliance with applicable regulatory requirements.

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Item 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) On the filing date of this Schedule 13D, the Reporting Person beneficially owned, in the aggregate, 239,813,213 shares of common stock, representing approximately 74.7% of the Issuer’s outstanding shares of common stock, based on 320,868,213 shares of common stock issued and outstanding as of July 6, 2020, according to the Current Report on Form 8-K of the Issuer filed with the Securities and Exchange Commission on July 9, 2020.

(b) The Reporting Person directly owns and has sole voting power and sole dispositive power with respect to all of the shares of common stock reported in this Schedule 13D as being beneficially owned by him.

(c) Except as set forth in this Schedule 13D, the Reporting Person has not effected any transaction in the shares of common stock during the past sixty (60) days.

(d) Except for the Reporting Person himself, no person is known by the Reporting Person to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

To the knowledge of Mr. Leung, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between himself and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

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SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 10, 2020	By:	/s/ Leung Tin Lung David
Leung Tin Lung David

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